As filed with the Securities and Exchange Commission on September 3, 1996
Registration No. 33-       -
                    --------
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

THE APPLETREE COMPANIES, INC.
(Exact name of registrant as specified in its charter)

	DELAWARE							    65-0205933
(State or other jurisdiction of				  (IRS Employer
Incorporation or organization)				Identification No.)

5732 Curlew Drive
Norfolk, Virginia  23502
(757) 466-9200
(Address, including zip code and telephone number, including area code, of Registrant's Principal Executive Offices)




Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration becomes effective

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. { }

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box. {X}


If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. { }

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. { }

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. { }

CALCULATION OF REGISTRATION FEE

                                   Proposed    Proposed      Amount
                                    Maximum     Maximum        of
                       Amount      Offering    Aggregate     Regis-
Title of Securities    to be       Price Per    Offering     tration
to be Registered     Registered    Share (1)    Price (1)     Fee

Common Stock,
 par value $.001     121,300,504     $.08     $9,704,040     $3,346

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. The calculation of the registration fee is based on $.08, which was the average of the high and low prices of the Common Stock for the five days ended August 30, 1996, as reported in The Wall Street Journal for NASDAQ SmallCap Market issues.

	The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

THE APPLETREE COMPANIES, INC.

121,300,504 Shares of Common Stock
Par Value $.001 Per Share

	The Common Stock of The AppleTree Companies, Inc. (the "Company") offered hereby (the "Shares") may be sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the offering.

	The Common Stock of the Company is traded over-the-counter in the NASDAQ SmallCap Market. On August 29, 1996 the closing price for the Common Stock as reported in The Wall Street Journal was $.0625 per share.

	The Shares may be offered or sold from time to time by the Selling Shareholders at market prices then prevailing, in negotiated transactions or otherwise. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution."

	See "Risk Factors" beginning on page 1 for a discussion of certain risks related to an investment in the Shares.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________________

	No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.
________________________

	Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates of which information has been given herein.






The date of this Prospectus is September 3, 1996.

TABLE OF CONTENTS

Page

THE COMPANY                                             5
AVAILABLE INFORMATION                                   5
RISK FACTORS                                            5
SELLING SHAREHOLDERS                                    8
PLAN OF DISTRIBUTION                                   12
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE        13
EXPERTS                                                13
INFORMATION NOT REQUIRED IN THE PROSPECTUS             14
SIGNATURES                                             16
EXHIBIT INDEX                                          18

THE COMPANY

	The AppleTree Companies, Inc., a Delaware corporation ("AppleTree"), is a holding company with substantially all of its business operations performed by its principal wholly owned operating subsidiary, Americas Foods, Inc. ("AFI"). Unless otherwise stated herein the term "Company" includes
AppleTree, its other subsidiaries, and AFI. The Company manufactures sandwiches and distributes them, together with food resale products made by others, to convenience stores and vending machine operators. The Company also sells its products to institutions such as schools and military bases.
The Company has approximately 100 routes which service approximately 8,000 retail accounts in the Mid-Atlantic and Western United States. The Company sells its sandwiches under the Deli Dan, Audrey's Deli and Sandwich Makers brand names. The address of the principal executive offices of the Company is 5732 Curlew Drive, Norfolk, Virginia 23502.


AVAILABLE INFORMATION

	The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission
(the "SEC"). Such reports, proxy statements, and other information concerning the Company may be inspected and copies may be obtained at prescribed rates at the offices of the SEC, Judiciary Plaza, 450 Fifth
Street, NW, Washington, D.C. 20549. The SEC maintains a Web site on the Internet that contains reports, proxy and information statements and other information regarding the Company, the address of which is http://www.sec.gov.

	The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request to Justin DiMacchia, Corporate Secretary, The AppleTree Companies, Inc., 5732 Curlew Drive, Norfolk, Virginia 23502, (757)466-9200, copies of any and all of the information that has been incorporated by reference into this Prospectus, other than exhibits to such information unless such exhibits are specifically incorporated by reference therein. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents or portions of documents incorporated by reference into this Prospectus.

RISK FACTORS

1.	History of Losses; Uncertainty of Future Profits; and Liquidity
and Financing Requirements. The Company has never realized a profit. On June 2, 1996, the Company had an accumulated deficit of approximately $34.5 million. During the nine months and the fiscal quarter ended June 2, 1996, respectively, the Company had revenues of approximately $22.5 million and $7.3 million and incurred a loss of approximately $6.5 million and $2.5 million. The Company has adopted plans to reduce operating expenses and increased its sales revenues, but there can be no assurance as to the Company's earnings producing profit or that the Company will be able to increase its total revenues.

	2.	Going Concern. The Company's auditors, Coopers & Lybrand, L.L.P., in their report included in the Company's 1995 Annual Report on Form 10-KSB, stated that there is "substantial doubt about the Company's ability to continue as a going concern." The Company believes that if it can reflect a consistent trend of profitable quarters or obtain additional financing, it should be able to continue as a going concern. There can be no assurance that any additional capital will become available to the Company on terms acceptable to the Company, if at all.

	3.	High Level of Indebtedness and Preferred Stock.  During 1995 and
1996, the Company financed its investments and operating deficits through the issuance of common stock, convertible debentures, exercise of stock options, convertible preferred stock, and a financing arrangement with Strategica
Capital Corporation ("Strategica"). The Strategica loan documents limit the Company's ability to raise new capital or engage in new financing without Strategica's consent.

	During February 1996, the Company issued an aggregate of $2,832,500 of Liquidation Preference of its previously authorized preferred stock. The preferred stock requires dividends to be paid in cash (or preferred stock, at the option of the holder) at an annual rate of 11% payable quarterly starting June 30, 1996; and is convertible into common stock at the option of the holder at a price of 50% of the bid price per share of the common stock.

	The Company had $2,925,000 of convertible debentures outstanding as of September 3, 1995. During the eleven months ended July 28, 1996, the Company issued $2,250,000 of convertible debentures at interest rates ranging from prime rate plus 1% to 10%. The Company issued 2,575 shares of the preferred stock in exchange for the conversion of a $2,200,000 debenture plus accrued interest and in exchange for cancellation of a $500,000 note plus fees and accrued interest and 182 shares of the preferred stock for cash of $200,000. The Company also issued 21,962,100 shares of common stock as satisfaction of other indebtedness totaling $2,556,000. Convertible debentures totaling $500,000 remain outstanding.

	The rights of holders of these notes, debentures and convertible preferred stock are senior to those of common stockholders. Further, documents underlying these instruments grant holders or their representatives the right to nominate members of the Company's board of directors and require holders' consent for certain financing and investing transactions. Dividends on preferred stock and interest on notes and debentures may significantly impair the Company's cash flow.

4.	Competition.  The business in which the Company engages is highly competitive. There are other companies, with resources substantially greater than those of the Company, which are engaged in the same business as the Company and in the "fast food" business which may be considered as competing directly with the Company.

	5.	Credit Factor for the Purchase of Ingredients.  The Company's
inability to pay trade payables in accordance with their terms has resulted in the Company being placed on a cash basis with some of its suppliers. In the absence of additional financing, as to which there is no assurance, and absent sufficient cash flow from revenues, there can be no assurance that the Company's vendors will grant credit terms to enable the Company to maintain a trade payable position which allows it to purchase ingredients for its sandwiches or resale products, and the Company may not be able to purchase ingredients or resale products in time to meet obligations imposed upon the Company by its customers. This may have a material adverse effect on the Company's ability to profit from the sale of its manufactured or resale products.

	6.	Government Regulation.  The Company is required to comply with federal, state, and local government regulations applicable to consumer food service businesses generally, including those relating to the preparation and sale of food, minimum wage requirements, overtime, working and safety conditions, and environmental requirements, as well as regulations relating to zoning, construction, health, business licensing and employment.
Companies involved in the manufacture, packaging and distribution of food items are subject to extensive regulation by various government agencies which, pursuant to statutes, rules and regulations, prescribe quality, purity, manufacturing and labeling requirements. Food products are often subject to "standard identity" requirements which are promulgated at either the federal or state level to determine the permissible qualitative and quantitative ingredient content of foods. The Company believes that it is in material compliance with these provisions. Continued compliance with this broad federal, state and local regulatory network is essential and costly and the failure to comply with such regulations may have an adverse effect on the Company.

	Each of the Company's manufacturing plants is subject to inspection and regulation by federal agencies, including the FDA and the United States Department of Agriculture and to licensing and regulation by state and local health, sanitation, safety, fire and other departments. Difficulties or failures in obtaining required licenses for new plants or keeping current licenses or approvals and to maintaining required standards, could result in the imposition of sanctions, including the closing of all or a portion of production facilities which could have material adverse effects on the Company and its operations.

	7.	No Continuing Contractual Relationships with Customers.  The
Company sells its products to its customers as purchase orders are placed by such customers. Accordingly, there are no contractual obligations for business or any assurance that any of the Company's customers or suppliers will continue to do business with the Company.

	8.	SEC Investigation. In April, 1994, the SEC initiated a private investigation ("Investigation") of the Company (known then as Modami
Services, Inc.) with respect to possible violations of the anti-fraud and reporting requirements of the federal securities laws. There can be no assurance that, upon the conclusion of the Investigation, the SEC will not commence administrative or legal proceedings against the Company and certain former or present officers and directors, seeking disgorgement and other relief.

	9.	No Dividends.  To date, the Company has not paid any cash
dividends on its Common Stock and does not expect to declare or pay any cash or other dividends in the foreseeable future.

	10.	Possible Delisting of Securities from NASDAQ System; Risks of Low
Priced Stocks. The SEC has approved rules imposing more stringent criteria for listing of securities on NASDAQ. If the Company is unable to satisfy NASDAQ's revised listing criteria for its Common Stock which require that the Company maintain total assets of at least $2,000,000, total capital and surplus of $1,000,000 and a minimum bid price of $1.00 (or, if the bid price is below $1.00, the Company must have a public float with a market value of at least $1,000,000 and capital and surplus of $2,000,000), its Common Stock will be subject to being delisted, and trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market on the OTC
Bulletin Board. Consequently, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. From December 7, 1995 to March 20, 1996, the Company failed to meet NASDAQ's listing criteria and traded under a conditional listing.

	11.	Penny Stock Regulation.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in a "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements generally have the effect of significantly reducing the level of trading activity in the secondary market for a security that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell such securities.

	12.	Dilution, Common Stock Issued in Regulation S Transactions.  Since
June, 1993, the Company has sold approximately 42,000,000 shares of Common
Stock to non-U.S. investors for an aggregate amount of approximately
$22,000,000, reflecting purchase prices with discounts of up to 50% from the then prevailing market price. The stock sold in these transactions was not registered in reliance on the exemption provided by Regulation S under the Securities Act of 1933 and the capital raised was used by the Company to fund operations. The effect of these transactions has been to significantly dilute existing shareholder value, and this dilution has been reflected in the market price of the Company's Common Stock. There can be no guarantee that the Company will not raise capital through additional Regulation S transactions or through the issuance of Common Stock in reliance on other exemptions from registration in the future, or that such transactions will not result in further dilution of the Company's existing shareholders.

SELLING SHAREHOLDERS

	The Selling Shareholders are named and their share holdings are set forth in the following table, based on certain information provided to the Company by the Selling Shareholders.

                           Shares of
                          Common Stock                              Shares of
                          beneficially    Percentage   Shares of   Common Stock Percentage
Name of Selling            owned as of        of     Common Stock   to be owned     of
   Shareholder           August 30, 1996     Class      Offered   after Offering  Class

J. Michael Reisert, Inc.   3,557,583 (1)       3.0%    3,557,583           0         0%
Eli and Esther Shapiro       250,000 (6)        .2       250,000           0         0
William A. Boyd            1,466,666 (7)       1.3     1,466,666           0         0
Denis Fortin               1,183,333 (8)       1.0     1,183,333           0         0
Lloyd B. Embry               295,833 (9)        .3       295,833           0         0
John D. Linn                 438,666 (10)       .4       438,666           0         0
Harold E. Blaksley           416,666 (11)       .4       416,666           0         0
Willard D. Campbell          416,666 (12)       .4       416,666           0         0
Robert J. and June G.
   Becker                    541,666 (13)       .5       541,666           0         0
Emanon Partners, L.P.      7,073,333 (14)      6.1     7,073,333           0         0
Abraxas Partners, Ltd.       476,667 (15)       .4       476,667           0         0
Thomas T. Grimett PA         858,334 (16)       .7       858,334           0         0
Oscar Gruss & Son, Inc.      833,334 (17)       .7       833,334           0         0
Michael S. O'Brien           833,334 (18)       .7       833,334           0         0
Carl Myers                   250,000 (19)       .2       250,000           0         0
Edwin Coyle                  160,000            .1       160,000           0         0
Harold S. Carpenter          308,333 (20)       .3       308,333           0         0
Seabeach & Co.            13,045,454 (21)     10.8    13,045,454           0         0
Michael Taglich            5,679,424 (22)      4.9     5,679,424           0         0
Robert F. Taglich          5,679,424 (23)      4.9     5,679,424           0         0
Russell J. Redgate             2,000            0          2,000           0         0
Joseph G. D'Amadeo            63,567            .1        63,567           0         0
Thomas Wagner                 63,567            .1        63,567           0         0
Michael Lauer              3,183,065 (24)      2.7     3,183,065           0         0
Lancer Offshore, Inc.      5,928,571           5.2     5,928,571           0         0
Lancer Partners, L.P.     31,459,530          27.3    31,459,530           0         0
Martin Garvey                360,000 (25)       .3       360,000           0         0
Dale Mayol                   575,000 (26)       .5       575,000           0         0
Taglich Brothers, D'Amadeo,
   Wagner & Co.               18,000            0         18,000           0         0
Marlowe & Company            638,161 (2)        .6       638,161           0         0
Paul Mitchell                678,571            .6       678,571           0         0
William Dawson                 5,000 (27)       0          5,000           0         0
Armando Colombo               10,000 (27)       0         10,000           0         0
Brian Hanley Rev Trust        50,000 (27)       0         50,000           0         0
Dino S. Colombo               10,000 (27)       0         10,000           0         0
Peter & Cathy Munro            8,000 (27)       0          8,000           0         0
Mario Serafini                20,000 (27)       0         20,000           0         0
Greg L. Armstrong             10,000 (27)       0         10,000           0         0
Michael & John Alastanos JTE   4,000 (27)       0          4,000           0         0
William E. Guthner, Jr. Nossaman
   Guthner, Knox & Elliott
   Profit Sharing Plan #001   30,000 (27)       0         30,000           0         0
William E. Guthner, Jr.       10,000 (27)       0         10,000           0         0
Thomas Heil                   20,000 (27)       0         20,000           0         0
R. Bruce Simpson Trust        10,000 (27)       0         10,000           0         0
Stanley & Bonnie Schweiger    10,000 (27)       0         10,000           0         0
Albert C. Korelishn           25,000 (27)       0         25,000           0         0
David Casoria                 10,000 (27)       0         10,000           0         0
Phil Kramer                   10,000 (27)       0         10,000           0         0
Robert Augenti                10,000 (27)       0         10,000           0         0
George & Mary Fanady JTWROS    6,000 (27)       0          6,000           0         0
Richard S. Fitzgerald          6,000 (27)       0          6,000           0         0
Kenneth H. Robertson           5,000 (27)       0          5,000           0         0
Steven J. Colombo              4,000 (27)       0          4,000           0         0
Cy Case                       25,000 (27)       0         25,000           0         0
Peter & Cathrine Casoria Sr.  25,000 (27)       0         25,000           0         0
DJP Investments                5,000 (27)       0          5,000           0         0
Peter & Patricia Casoria, Jr. 25,000 (27)       0         25,000           0         0
Denis Kelleher                20,000 (27)       0         20,000           0         0
William J. Dockery IRA R/O
   Oppenheimer & Co.
   Custodian                  50,000 (27)       0         50,000           0         0
Helen Reisert c/f Justin
   Reisert                     3,000 (27)       0          3,000           0         0
Thomas L. Schroeder Trust      9,000 (27)       0          9,000           0         0
Allan Sorensen                50,000 (27)       0         50,000           0         0
John Becker                   10,000 (27)       0         10,000           0         0
Robert Kennington             40,000 (27)       0         40,000           0         0
Ronald Galowich               50,000 (27)       0         50,000           0         0
Milton & Hoan Morris Rev.
   Living Trust               30,000 (27)       0         30,000           0         0
Boston Portfolio Advisors      5,000 (27)       0          5,000           0         0
Thomas L. Schroeder SEP IRA
   Oppenheimer & Co.          40,000 (27)       0         40,000           0         0
Crooks & Oscher              100,000 (27)       .1       100,000           0         0
Richard Cranmer               50,000 (27)       0         50,000           0         0
Bill Hitchcock                50,000 (27)       0         50,000           0         0
Rich Schroeder                20,000 (27)       0         20,000           0         0
Strategica Capital
  Corporation             17,949,931 (3)      13.5    17,949,931           0         0
Europe American Capital
  Corporation             12,405,330 (4)       9.7    12,405,330           0         0
TransAtlantic Capital
  Corporation              3,330,495 (5)       2.8     3,330,495           0         0

                         121,300,504          63.8%  121,300,504           0         0%

(1)	Includes warrants to purchase 432,500 shares of the Company's Common
Stock at an exercise price of $0.125 per share and warrants to purchase 2,818,834 shares of the Company's Common Stock at an exercise price of $0.0125.

(2)	Includes warrants to purchase 216,250 shares of the Company's Common
Stock at an exercise price of $0.125 per share.

(3)	Consists of warrants exercisable for the purchase of shares of Common
Stock, at a price of $0.5625 per share.

(4)	Consists of shares of Common Stock which may be acquired upon conversion of 2,030 shares of the Company's 11% Convertible Preferred Stock.

(5)	Consists of shares of Common Stock which may be acquired upon conversion of 545 shares of the Company's 11% Convertible Preferred Stock.

(6)	Includes warrants to purchase 125,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(7)	Includes warrants to purchase 633,333 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(8)	Includes warrants to purchase 350,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(9)	Includes warrants to purchase 87,500 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(10)	Includes warrants to purchase 230,333 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(11)	Includes warrants to purchase 208,333 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(12)	Includes warrants to purchase 208,333 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(13)	Includes warrants to purchase 333,333 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(14)	Includes warrants to purchase 980,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(15)	Includes warrants to purchase 70,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(16)	Includes warrants to purchase 441,667 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(17)	Includes warrants to purchase 416,667 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(18)	Includes warrants to purchase 416,667 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(19)	Includes warrants to purchase 125,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(20)	Includes warrants to purchase 100,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(21)	Includes warrants to purchase 6,000,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(22)	Includes warrants to purchase 175,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(23)	Includes warrants to purchase 175,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(24)	Includes warrants to purchase 900,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(25)	Includes warrants to purchase 150,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(26)	Includes warrants to purchase 175,000 shares of the Company's Common
Stock at an exercise price of $0.0125 per share.

(27)	Includes only warrants to purchase shares of the Company's Common Stock at an exercise price of $0.0125 per share.

PLAN OF DISTRIBUTION

	The Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then prevailing market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal, in a market maker capacity or otherwise, and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders, such brokers or dealers, and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Act") in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

	Upon the Company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade or any other purchase by a broker or dealer as principal, other than a purchase as a market maker in an ordinary trading transaction, a supplemented prospectus will be filed, if required, pursuant to Rule 424 under the Act, disclosing (i) the name of such Selling Shareholder and of the participating brokers or dealers; (ii) the number of Shares involved; (iii) the price at which such Shares will be sold; (iv) the commission paid or discounts or concessions allowed to such brokers or dealers, where applicable; (v) that such brokers or dealers did not conduct any investigation to verify the information set forth or incorporated by reference in this Prospectus; and (vi) other facts material to the transaction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

	The following documents filed with the Commission are incorporated in this Prospectus by reference:

	1.	The Company's Annual Report on Form 10-KSB for the fiscal year ended September 3, 1995, Commission File No. 0-23020.

	2.	The Company's Quarterly Reports on Form 10-QSB for the fiscal quarter ended December 3, 1995, for the fiscal quarter ended March
3, 1996, and the fiscal quarter ended June 2, 1996.

	3.	The Company's last filed current report on Form 8-K dated February
29, 1996.

	4.	The Company's Proxy Statement dated January 17, 1996 for its annual meeting held on February 21, 1996.

	5.	The Company's Proxy Statement dated May 13, 1996 for a special meeting held on June 20, 1996.

	All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

EXPERTS

	The consolidated balance sheets of The AppleTree Companies, Inc. as of September 3, 1995 and August 31, 1994 and the consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the fifty-three week period ended September 3, 1995 and the year ended August 31, 1994, included in the Company's reports on Form 10-KSB and incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report dated December 1, 1995, which includes explanatory paragraphs relating to an uncertainty concerning the Securities and Exchange
Commission's order for a private investigation of the Company and certain of its officers and directors, and the Company's ability to continue as a going concern, of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

	Any financial statements and schedules hereafter incorporated by reference in this prospectus that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

The validity of the issuance of the securities offered hereby by the Selling Stockholders is being passed upon for the Company by Holland & Knight, West Palm Beach, Florida.

INFORMATION NOT REQUIRED IN THE PROSPECTUS

	Item 14.  Other Expenses of Issuance and Distribution.

	All expenses in connection with the issuance and distribution of the securities being registered will be paid by the Company. The following is an itemized statement of these expenses:

              Registration Fee       $3,346
              Legal Fees              5,000*
              Accounting Fees         5,000*
              Miscellaneous             100*

                     Total          $13,446

*Estimated

	Item 15.  Indemnification of Directors and Officers.

	The Company is a Delaware corporation. The Company's Certificate of Incorporation and Bylaws permit the Board of Directors of the Company to authorize the indemnification of directors, officers and employees of the Company to the fullest extent permitted by law. Reference is made to the Delaware General Corporation Law and to Section 145 thereof, which permits, and in some cases requires, indemnification of directors, officers, employees and agents of the Company under certain circumstances, subject to certain limitations.

 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the provisions described above, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

	The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions that are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was illegal. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and court approval is required before there can be any indemnification if the person seeking indemnification has been found liable to the corporation.

	The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any statute, agreement, vote of shareholders or directors or otherwise.

	The Company has also entered into indemnity agreements with certain directors and officers. The indemnity agreements in large part incorporate the indemnification provisions as described above.

	Item 16.  Exhibits.

	1.	Articles of Incorporation and Amendments thereto of the Company.

	1A.	A Certificate of Designation as to 11% Convertible Preferred
Stock.

	2.	Bylaws of the Company

	3.	Opinion of Counsel.

	4.	Consent of Coopers & Lybrand, L.L.P.  (To be provided in an
amendment to this Registration Statement at a later date.)

	5.	Powers of Attorney.

	Item 17.  Undertakings.

	(a)	The undersigned registrant hereby undertakes:

		(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

			(i)	To include any prospectus required by Section 10(a)(3)
of the Act;

			(ii)	To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

			(iii)	To include any material information with respect to the
plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange
Act of 1934 that are incorporated by reference in the registration statement.

		(2)	That, for the purpose of determining any liability under the
Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

		(3)	To remove from registration by means of a post-effective
amendment any of the securities being registered which remain unsold at the termination of the offering.

	(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(c)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norfolk, State of Virginia, on September 3, 1996.



						THE APPLETREE COMPANIES, INC.


						By:	 /s/
							------------------------------
							John W. Donlevy
							President and Chief Executive Officer

POWER OF ATTORNEY

	Each of the undersigned officers and directors of The AppleTree Companies, Inc. (the "Company"), a Delaware corporation, does hereby constitute and appoint John W. Donlevy and his substitutes, his true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this registration statement, including post-effective amendments, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorney in fact full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorney shall lawfully do or cause to be done by virtue of the power of attorney granted hereby.

	Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                  Title                           Date


/s/                                                        September 3, 1996
-------------------------- President, Chief                -----------------
John W. Donlevy            Executive Officer and Director
                           (Principal executive officer)


/s/                                                        September 3, 1996
-------------------------- Senior Vice President,          -----------------
Justin A. DiMacchia        Finance, Chief Financial
                           Officer and Director
                           (Principal financial and
                           accounting officer)


/s/                                                        September 3, 1996
-------------------------- Chairman of the Board of        -----------------
Allan G. Sorensen          Directors


/s/                                                        September 3, 1996
-------------------------- Director                        -----------------
George Kelly




                                                           September 3, 1996
-------------------------- Director                        -----------------
David Klarman, Esq.


/s/                                                        September 3, 1996
-------------------------- Director                        -----------------
Harold Rashbaum

EXHIBIT INDEX

Exhibit Number     Document Description

5                  Opinion of Counsel, Holland & Knight.

23.1               Consent of Holland & Knight (included in Exhibit
                   5)

23.2 Consent of Coopers & Lybrand, L.L.P. (To be provided in an amendment to this Registration
                   Statement at a later date.)

24 Power of Attorney (included on signature pages to registration statement)

EXHIBIT 5


September 3, 1996


Board of Directors
The AppleTree Companies, Inc.
5732 Curlew Drive
Norfolk, Virginia  23502


	We have acted as special counsel for The AppleTree Companies, Inc. (the "Company") in connection with the filing of a Registration Statement on Form S-3 (the "Registration Statement") under the Act, as amended, covering the resale of 121,300,504 shares of common stock, par value $.001 per share (the "Shares"), of the Company by the holders thereof (the "Selling
Shareholders"). We have reviewed the corporate actions of the Company in connection with this matter and have examined those documents, corporate records, and other instruments we deemed necessary for the purpose of this opinion.

	Based on the foregoing, it is our opinion that:

	1.	The Company is a corporation duly organized and validly existing under the laws of the State of Delaware.

	2.	The Shares have been duly authorized and are legally issued, fully paid and nonassessable.

	We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

							Very truly yours,

							Holland & Knight, P.A.



							--------------------------------------

EXHIBIT 23.2

Consent of Coopers & Lybrand, L.L.P.



(To be provided in an amendment to this Registration Statement at a later date.)